345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

April 30, 2025

Erin Donahue

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iron Horse Acquisitions Corp.
Amendment No. 4 to Registration Statement on Form S-4 Filed April 14, 2025 File No. 333-283933

Dear Ms. Donahue and Ms. Timmons-Pierce:

On behalf of our client, Iron Horse Acquisitions Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 29, 2025 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed via EDGAR an Amendment No. 5 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which is an exhibits-only filing reflecting a corrected Fee Table and one other exhibit. For ease of reference we have reproduced your comments in bold below with our response following.

Amendment No. 4 to Registration Statement on Form S-4

General

1.	It appears that you are attempting to rely on Rule 457(p) to offset the fees for the new securities being registered to the existing stockholders of the Company with fees paid in connection with the Company's IPO. The Company's IPO was completed, and the securities registered were sold. Therefore, you are not able to offset in reliance on Rule 457(p). Please revise your fee table, or advise.

RESPONSE: The Company respectfully requests that the Staff reconsider this comment. At the time of its IPO, the Company registered units, shares of common stock included in the units, warrants included in the units and rights included in the units. The Company agrees that those securities were sold in the IPO and it has not sought to use the registration fee associated with those securities to offset the fee due with this registration statement. The Company also registered shares underlying the warrants and rights however which shares were not issued in the IPO. As such, the Company believes it can appropriately use the registration fee associated with those securities only to offset the fee in this transaction. The Company is filing a revised Exhibit 107 herewith to correct the date of the S-1 amendment with the final fee table from October 19, 2023 (the date the Form S-1 was first filed) to December 22, 2023. In addition, in connection with an increase in the size of the offering at the time of pricing of the IPO, the Company filed a Form S-1MEF which registered additional securities of all of the types initially registered in the S-1. Again, the Company is only offsetting the current fee with the fee paid to register the shares underlying the warrants and the rights.

2.	We note you removed the 47,888,000 shares of common stock issued to Rosy Sea Holdings Limited from the Fee Table. If you do not intend to register those shares, please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.

RESPONSE: The Company advises the Staff that it does not intend on registering the shares and, based on our telephone discussions with the Staff, do not believe it is able to as Rosy Sea signed the Support Agreement. The Company is relying on the exemption provided by Section 4(2) of the Securities Act as it is a transaction not involving a public offering. The securities are only be offered to one entity, Rosy Sea Holdings Limited. The securities that will be issued to Rosy Sea Holdings Limited will be restricted securities.

Please do not hesitate to contact Tahra Wright at (212) 407-4990 or Joan S. Guilfoyle at (202) 524-8467 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright